[redacted]

SECU 09040189 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC

SEC FILE NUMBER
8- 47523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Advisory LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 PARK AVENUE, SUITE 2201
(No. and Street)

NEW YORK (City) N.Y. (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIL ECKMAN 212-798-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co. LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue Of The Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAZEN JABBAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOCUS ADVISORY, LLC, as of the 25th day of February, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York
County of New York

Sworn to and subscribed before me on the 25th day of February 2009

Notary Public's Signature
My Commission Expires March 20, 2010

SYLVIA JEDRZEJCZYK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JE6142571
Qualified In New York County
My Commission Expires March 20, 2010

FOCUS ADVISORY, LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Focus Advisory, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying balance sheets of Focus Advisory, LLC, as of December 31, 2008 and 2007 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Advisory, LLC, as of December 31, 2008 and 2007, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co LLP

New York, New York
February 17, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

FOCUS ADVISORY, LLC

BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 153,909	$ 2,452,659
Due from affiliate	747,277	100,000
Prepaid expenses	7,020	24,501
Other receivables	-	2,000
Total Current Assets	908,206	2,579,160
OTHER ASSETS		
Securities available for sale, at market	7,413	14,847
Total Other Assets	7,413	14,847
Total Assets	$ 915,619	$ 2,594,007
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 54,006	$ 1,972,785
Total Current Liabilities	54,006	1,972,785
MEMBERS' EQUITY	861,613	621,222
Total Liabilities and Members' Equity	$ 915,619	$ 2,594,007

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Management and investment advisory income	$ 1,042,500	$ 4,737,000
Total Income	1,042,500	4,737,000
EXPENSES		
Salaries - office	555,817	3,431,937
Payroll taxes	59,813	147,494
Employee benefits	35,557	199,548
Consulting fee	102,000	900,000
Professional fees	29,500	38,131
Temporary labor	-	1,904
Administrative fees	17,813	8,597
Insurance	2,897	3,405
Total Expenses	803,397	4,731,016
Net Income Before Interest Income	239,103	5,984
OTHER INCOME		
Interest income	8,722	26,075
Other income	-	35,000
Total Other Income	8,722	61,075
Net Income	247,825	67,059
Net Unrealized Gain on Securities Held for Resale	(7,434)	5,610
Comprehensive Income	$ 240,391	$ 72,669

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Balance - January 1	$ 621,222	$ 548,553
Net income for the year	247,825	67,059
Comprehensive income unrealized gain on securities	(7,434)	5,610
Members' Equity - December 31	$ 861,613	$ 621,222

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 247,825	$ 67,059
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	2,000	(2,000)
Prepaid expenses	17,481	(21,575)
Accounts payable and accrued expenses	(1,918,779)	643,564
Total Adjustments	(1,899,298)	619,989
Net Cash Provided by Operating Activities	(1,651,473)	687,048
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan repayment from affiliate	-	100,000
Loans to affiliates	(647,277)	-
Net Cash Provided by Investing Activities	(647,277)	100,000
Net Increase in Cash	(2,298,750)	787,048
Cash - January 1	2,452,659	1,665,611
Cash - December 31	$ 153,909	$ 2,452,659

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York City. There were no liabilities subordinated to the claims of creditors during the years ended December 31, 2008 and 2007.

b) Cash

Cash consists of cash maintained at JP Morgan Chase Bank and includes both money market and demand deposit accounts. The Company considers all highly liquid investments purchased with maturities of three months or less and money market mutual funds to be cash equivalents. Generally the Company maintains its cash at one or more major financial institutions that may, at times, exceed federally insured limits. Uninsured funds as of December 31, 2008 and 2007 amounted to $0 and $2,251,996 respectively.

c) Accounts Receivable

The Company has not experienced any bad debts and does not foresee any, and, therefore, no allowance for bad debts is shown. All receivables are for consulting fees established by contract with the parent company, Focus Investment Ltd.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

e) Income Taxes

Focus Advisory, LLC is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes (cont'd)

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

f) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are carried at fair value of contracted amounts which approximate fair value.

2. RELATED PARTY TRANSACTIONS

Included in income is $1,002,000 and $4,725,000 at December 31, 2008 and 2007, respectively, representing management and investment advisory income received from Focus Investment, Ltd., a related company of Focus Advisory, LLC.

During the years ended December 31, 2008 and 2007, the Company paid fees totaling $102,000 and $900,000 respectively, to Focus Properties, LLC. These fees represent reimbursement for the Company's share of common overhead expenses.

2. RELATED PARTY TRANSACTIONS (cont'd)

Due from affiliates for the years ended December 31, 2008 and 2007 consists of the following:

	2008	2007
Due from:		
Focus Investment Group Ltd.	$ 36,000	$ -
Focus Investment Ltd.	625,000	100,000
Focus Asset Management	35,553	-
Vidrio Financial, LLC	50,724	-
	$ 747,277	$ 100,000

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $100,230 and $488,830 which was $95,230 and $357,311, respectively, in excess of its required capital.

4. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of 15c3-3 under k(2)(ii) of the Section.

5. RETIREMENT BENEFIT PLANS

All employees who have completed six months of service and attained the age of 21 are eligible to participate in the Company's Profit Sharing Retirement Plan. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salary, a percentage of which may be matched by the Company. During the years ended December 31, 2008 and 2007, the Company made no matching contributions, nor profit sharing contributions.

6. CONCENTRATIONS

A substantial part of the Company's revenues are received from Focus Investment, Ltd., a related company (see Note 2). Management indicates that Focus Investment, Ltd. will continue to provide such revenues to the Company in the foreseeable future or as deemed necessary for the Company's working capital requirements.

7. CONCENTRATIONS OF CREDIT RISK

The Company was engaged in brokerage activities in previous years in which counterparties included broker-dealers. As of January 1, 2005, the Company discontinued its brokerage activities.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 17, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 17, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

FOCUS ADVISORY, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CREDITS		
Members' equity	$ 861,613	$ 621,222
DEBITS		
Loan receivable	747,277	100,000
Other current assets	7,994	25,165
Other deductions	5,000	5,000
Haircuts on securities	1,112	2,227
Total Debits	761,383	132,392
Net Capital	$ 100,230	$ 488,830
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 54,006	$ 1,972,785
Total Aggregate Indebtedness	$ 54,006	$ 1,972,785
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 131,519
Excess Net Capital	$ 95,230	$ 357,311
Excess Net Capital at 1000%	$ 84,829	$ 291,552
Ratio: Aggregate Indebtedness to Net Capital	0.54 to 1	4.04 to 1

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

DECEMBER 31, 2008 AND 2007

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Focus Advisory, LLC in Part IIA of Form X-17a-5 for the years ended December 31, 2008 and 2007.

FOCUS ADVISORY, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008 AND 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 17, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Advisory, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(2) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Advisory, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

New York, New York
February 17, 2009

Graf Repetti & Co., LLP

FOCUS ADVISORY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

FOCUS ADVISORY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007